

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2010

Prokopios Tsirigakis
President and Chief Executive Officer
Star Bulk Carriers Corp.
7 Fragoklisias Street 2nd Floor
Maroussi 151 25 Athens Greece

> **Re: Star Bulk Carriers Corp.**
> **Form 20-F: For the Fiscal Year Ended December 31, 2009**
> **Filed March 23, 2010**
> **File No. 001-33869**

Dear Mr. Tsirigakis:

We have reviewed your filing and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Operating and Financial Review and Prospects, page 44

Liquidity and Capital Resources, page 58

Net Cash Provided by Operating Activities, page 60

1. Your disclosure in regard to net cash provided by operating activities appears to emphasize how the amount was computed rather than an analysis of its level for each period and variance between comparative periods, in terms of cash. Please note that references to net earnings and other components of results of operations, prepared on the accrual basis of accounting, noncash items, and changes in working capital may not provide a sufficient basis for a reader to fully understand cash flows provided by operating activities in terms of cash without discussion of the significant reasons and related underlying drivers in terms of cash. For example, for this purpose you could discuss the timing and amount of cash received from customers each period and associated terms and conditions affecting these, or other significant cash transactions that affected operating cash flows. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at

http://www.sec.gov/rules/interp/33-8350.htm for guidance. Please revise your disclosure accordingly, and include the intended revised disclosure in your response.

Notes to Consolidated Financial Statements, page F-7

Note 2. Significant Accounting Policies, page F-10

2. Please revise to include your accounting policy for the call portion of the insurance you obtain through protection and indemnity associations, as discussed on pages 21 and 43. In addition, describe your history with respect to receiving and paying calls and quantify the amount of any call expense and / or related reserve that is currently recorded in your financial statements.

Note 16. Subsequent Events, page F-53

3. We note that you performed an impairment analysis of your long-lived assets at December 31, 2009 and that no impairment losses were recognized as a result. We also note that on January 18, 2010, you entered into a memorandum of agreement for the sale of the Star Beta vessel at a price approximately $33 million less than the vessel's carrying amount at December 31, 2009. We presume that the lack of impairment at December 31, 2009 was the result of you performing an impairment analysis based on undiscounted cash flows from the continued use of the vessel and that such cash flows exceeded the vessel's carrying amount. Please tell us whether this presumption is correct and, if so, tell us why you agreed to sell the vessel for substantially less than its carrying amount if holding and using the vessel would have resulted in substantially greater cash flows and no impairment charge.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or me at 202-551-3380 with any questions.

Sincerely,

Lyn Shenk
Branch Chief